FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on March 6, 2003, announcing the Company's Fourth Quarter and cumulative 2002 results

.

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Galvez

Compañía de Minas Buenaventura S.A.A

51-1-419-2538 or 51-1-471-8337

e-mail:dhuguet@buenaventura.com.pe

Web site: http://www.buenaventura.com

Patrick Kilhaney Citigate Financial Intelligence (212) 419-8308 e-mail: Patrick.Kilhaney@citigatefi.com

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

ANNOUNCES FOURTH QUARTER AND CUMULATIVE 2002 RESULTS

(Lima, Peru March 6, 2003) - Compañia de Minas Buenaventura S.A.A. "Buenaventura" (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced a net income of S/. 166.8 million or US$47.5 million for the three-month period ended December 31, 2002. This represents an increase of 255% over the net income of S/. 47.0 million in the corresponding quarter of 2001. The Company recorded an operating profit of S/. 22.7 million or US$6.5 million during the fourth quarter of 2002, compared to an operating loss of S/. 9.6 million in the corresponding quarter of 2001.

Buenaventura's EBITDA in the fourth quarter of 2002 was US$67.6 million, which represents a 61% increase when compared to the EBITDA of US$42.1 million in the same quarter of 2001.

For the year ended December 2002, the accumulated net income was S/. 388.5 million or US$110.5 million, representing an increase of 79% when compared to S/. 217.2 million in 2001. Annual EBITDA in 2002 was US$228.4 million , representing an increase of 60% when compared to an EBITDA of US$143.1 million in 2001.

Sales:

During the fourth quarter of 2002, Buenaventura reported net sales of S/. 143.4 million, compared to S/. 145.8 million during the same period in 2001. This reduction is mainly attributable to an increase in the inventory of gold in the metallurgical process in Orcopampa, which led to a lower overall gold content sold. On the other hand, the lower volume of silver sold is explained by the extraordinary volume of lead-silver concentrates sold in the fourth quarter of 2001.

Sales Content For the three-months ended December 31,
	2002	2001

Gold	57,693oz	64,749 oz
Silver	2,831,963oz	4,345,233oz
Lead	7,084MT	5,842MT
Zinc	14,787MT	14,014MT

Earnings:

Earnings per ADS for the fourth quarter of 2002 were US$0.75, compared to US$0.21 in the same period of 2001. For the year-ended December 31, 2002, earnings per ADS were US$1.74 compared to US$0.98 in 2001.

Operations:

Buenaventura's production during the fourth quarter of 2002 (which includes 100% of the production at the Uchucchacua, Orcopampa, Julcani, and the mining operations of the Company's wholly-owned subsidiary CEDIMIN, as well as 78.04% at the Antapite and Ishihuinca mines, 51% at the Paula mine, and 32.42% at El Brocal's mine) was 2,856,090 oz. of silver, 67,197 oz. of gold, 5,805 MT of zinc, and 3,307 MT of lead, compared to 3,331,734 oz. of silver, 62,414 oz. of gold, 9,321 MT of zinc, and 3,723 MT of lead during the fourth quarter of 2001.

Buenaventura's production for the year ended December 31, 2002 was 11,684,469 oz. of silver, 255,212 oz. of gold, 28,074 MT of zinc, and 12,941 MT of lead, compared to 12,473,284 oz. of silver, 209,472 oz. of gold, 31,693 MT of zinc, and 13,393 MT of lead during 2001. Lower zinc production reported is due to the fact that Huallanca mine (a zinc mine) was sold in March of 2002.

The main achievements in 2002 were: a) Antapite's gold production of 72,380 oz., which represents an increase of 109% from the 34,607 oz. produced in 2001, at a cash cost of US$148.52/oz. (US$160.44/oz. in 2001); b) Uchucchacua's silver production of 9.39 million oz., which represents a decrease of 4% from the 9.78 million oz. produced in 2001, at a cash operating cost of US$3.07/oz. (US$2.86/oz in 2001); and c) Orcopampa's gold production of 160,017 oz., which represents an increase of 10% from the 145,910 oz. produced in 2001, at a cash operating cost of US$169.95/oz. (US$ 150.09/oz in 2001).

Non-consolidated affiliates:

Buenaventura's income from non-consolidated affiliates, referring primarily to income from Yanacocha, was S/. 167.0 million for the fourth quarter of 2002, compared to S/. 66.5 million during the same period of 2001.

Yanacocha's production increased 33.1% to 696,129 oz. of gold (of which 303,860 oz. represent Buenaventura's share) for the fourth quarter of 2002, from 522,920 oz. (of which 228,255 oz. represent Buenaventura's share) for the same period of 2001. Yanacocha's weighted average price of gold during the fourth quarter of 2002 increased 16.6% to US$323/oz. in the fourth quarter of 2002, from US$277/oz. in the same period of 2001. Total production cash cost decreased to US$122/oz. in the fourth quarter of 2002, from US$125/oz. in the same period of 2001.

Income from non-consolidated affiliates for the year-ended December 31, 2002, which is mainly attributable to Yanacocha, was S/. 330.8 million, compared with S/. 200.2 million in 2001. Yanacocha's production increased 20.1% to 2,285,584 oz. of gold (of which 997,657 oz. represent Buenaventura's share) during 2002, from 1,902,489 oz. (of which 830,436 oz. represent Buenaventura's share) during 2001. Yanacocha's weighted average price of gold during 2002 was US$311/oz., or 15.2% more than during 2001 (US$270/oz. in 2001). Total production cash cost increased 8% to US$133/oz. during 2002, from US$123/oz. in 2001.

Exploration

Buenaventura's effort in exploration activities in 2002 was focused on precious metals in the prospects of La Zanja, Tantahuatay, Los Pircos, and Mesa de Plata in Cajamarca; Marcapunta in Cerro de Pasco; Hatun Orco in Huancavelica; and Poracota in Arequipa. From these explorations, Buenaventura reports the following:

La Zanja: A mineable reserve of 10.4 million MT with 0.97 gr/ton of gold and 7.97 gr/ton of silver, as well as a mineral resource estimated at 11.8 million MT with 0.89 gr/ton of gold and 3.0 gr/ton of silver were discovered at La Zanja. Upon reaching an agreement to buy surface land rights in the area, Buenaventura will accelerate the infill drilling in the specific areas of interest, in order to justify a pre-feasibility study.

Tantahuatay: A deposit with a mineable reserve in leachable oxides of 11.4 million MT with 0.76 gr/ton of gold and 17.86 gr/ton of silver has been proven at Tantahuatay. Additionally, mineral resource oxides of 12.6 million MT with 0.93 gr/ton of gold and 1.2 gr/ton of silver have been discovered in the Cienaga area. There are plans to begin infill drilling to convert this resource into reserve. As at La Zanja, Buenaventura is working toward defining the feasibility of the Tantahuatay project.

Los Pircos: After completing 22 diamond drill holes in the Diana vein and 5 others in the Maribel vein at Los Pircos, Buenaventura can report a mineral resource of 150,000 MT with 10.5 gr/ton of gold and 22.34 gr/ton of silver. Additionally, 53,000 MT of ore mineral with 40.4 gr/ton of gold and 1,438.7 gr/ton of silver are indicated in veins Angelica, D-1 and Isabel.

Following these favorable results, our partner, Minera Meridian Peru S.A.C., has decided to invest US$2 million to continue exploration at this prospect.

Marca Punta: After drilling five holes at the west area of the known Marcapunta ore body, which belongs to our subsidiary Sociedad Minera El Brocal S.A.A., its continuity has been confirmed. The company has decided to invest US$1 million to verify the current mineral resource of 100 million MT with 1.5% copper, 1.0 gr/ton of gold and 0.4% Arsenic. The program intents to confirm, higher grades of gold after completing 5,000 meters in 12 diamond drill holes.

Buenaventura's exploration division has also been exploring in La Patagonia, Argentina and is looking for new prospects in Ecuador and Bolivia.

Board of Directors

On March 5, 2003, Buenaventura's Board of Directors resolved to call a shareholders' meeting on March 31, 2003 to:

a) Approve the Annual report and the Financial Statements for the year ended December, 31, 2002;

b) Propose a cash dividend payment of S/. 0.303 per share (as of the March 5, 2003 exchange rate, S/. 0.303 per share = US$0.174 per ADS); and

c) Select External Auditors.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines, as well as through participation in joint exploration projects. Buenaventura currently operates three mines in Peru, has controlling interests in two mining companies which own three mines in Peru and has minority interests in several other mining companies in Peru. The Company has a 43.65% ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold.

Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Exchange rate as of December 31, 2002: S/. 3.51/US$1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 and 2002
	2001	2002	2002
	S/(000)	S/(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	85,401	89,654	25,506
Trade and other accounts receivable, net	67,153	85,013	24,186
Accounts receivable from affiliates	27,119	30,327	8,628
Inventories, net	71,887	73,597	20,938
Current portion of prepaid taxes and expenses	22,893	30,524	8,684
	_________	_________	_________
Total current assets	274,453	309,115	87,942

Long - term account receivable	255	8,871	2,524
Prepaid taxes and expenses	21,924	13,089	3,724
Investments	917,335	1,171,534	333,295
Property, plant and equipment, net	355,851	365,325	103,933
Development costs and mineral lands, net	133,609	146,578	41,701
Mining concessions, net	185,819	171,856	48,892
	_________	_________	_________
Total assets	1,889,246	2,186,368	622,011
	_________	_________	_________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	111,609	43,348	12,332
Trade accounts payable	35,063	35,948	10,227
Accounts payable to affiliates	1,067	22	6
Other current liabilities	48,453	63,123	17,958
Current portion of long-term debt	7,107	17,005	4,838
	_________	_________	_________
Total current liabilities	203,299	159,446	45,361
Deferred income tax and workers' profit sharing	13,953	17,274	4,915
Long-term debt	132,785	112,095	31,891
	_________	_________	_________
Total liabilities	350,037	288,815	82,167
	_________	_________	_________
Minority interest	29,686	45,485	12,940
	_________	_________	_________
Shareholders' equity
Capital stock	184,835	604,021	171,841
Investment shares	498	1,634	465
Additional paid-in capital	519,806	539,272	153,420
Legal reserve	36,967	76,195	21,677
Retained earnings	780,580	639,188	181,846
Cumulative translation adjustment	5,900	6,885	1,959
Treasury shares	(19,063)	(15,127)	(4,304)
	_________	_________	_________
Total shareholders' equity	1,509,523	1,852,068	526,904
	_________	_________	_________
Total liabilities and shareholders' equity	1,889,246	2,186,368	622,011
	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income
	For the three-month periods ended December 31,			For the twelve-month periods ended December 31,
	______________________________________			______________________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	145,812	143,402	40,797	513,897	579,886	164,975
Royalty income	15,519	23,699	6,742	55,170	76,964	21,896
	________	________	________	__________	__________	__________
Total revenues	161,331	167,101	47,539	569,067	656,850	186,871
	________	________	________	__________	__________	__________
Costs of operation
Operating costs	73,981	65,133	18,530	253,851	257,789	73,340
Depreciation	15,243	9,427	2,682	37,250	38,367	10,915
Exploration and development costs in operative mining sites	16,308	21,256	6,047	59,495	72,580	20,649
	________	________	________	__________	__________	__________
Total costs of operation	105,532	95,816	27,259	350,596	368,736	104,904
	________	________	________	__________	__________	__________
Gross margin	55,799	71,285	20,280	218,471	288,114	81,967
	________	________	________	__________	__________	__________
Operating expenses
General and administrative	19,469	21,245	6,044	63,178	74,112	21,084
Exploration costs in non-operative mining areas	15,567	17,016	4,841	48,456	37,673	10,718
Sales	5,023	5,719	1,627	26,328	22,724	6,465
Royalties	2,009	3,041	865	13,274	13,721	3,904
Assets impairment loss and write-off	23,351	1,527	434	23,351	1,527	434
	________	________	________	__________	__________	__________
Total operating expenses	65,419	48,548	13,811	174,587	149,757	42,605
	________	________	________	__________	__________	__________
Operating income	(9,620)	22,737	6,469	43,884	138,357	39,362
	________	________	________	__________	__________	__________
Other income (expenses)
Share in affiliated companies, net	66,498	167,008	47,513	200,176	330,813	94,115
Gain (loss) from exposure to inflation	(1,771)	2,978	847	1,628	(3,095)	(881)
Amortization of mining concessions	(10,288)	(2,903)	(826)	(14,949)	(16,300)	(4,637)
Financial income	4,988	2,329	663	13,574	8,613	2,450
Financial expenses	(7,259)	(3,762)	(1,070)	(17,725)	(15,610)	(4,441)
Loss from sale of subsidiary's shares	-	(14)	(4)	-	(6,607)	(1,880)
Other, net	12,574	(1,281)	(366)	12,281	2,761	786
	________	________	________	__________	__________	__________
Total other income, net	64,742	164,355	46,757	194,985	300,575	85,512
	________	________	________	__________	__________	__________
Income before workers' profit sharing, income tax and minority interest	55,122	187,092	53,226	238,869	438,932	124,874
Workers' profit sharing	(690)	(1,508)	(429)	(690)	(1,508)	(429)
Income tax	(11,794)	(7,773)	(2,211)	(24,943)	(25,102)	(7,141)
	________	________	________	__________	__________	__________
Income before minority interest	42,638	177,811	50,586	213,236	412,322	117,304
Minority interest	4,406	(11,005)	(3,131)	3,972	(23,796)	(6,770)
	________	________	________	__________	__________	__________
Net income	47,044	166,806	47,455	217,208	388,526	110,534
	________	________	________	__________	__________	________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.37	1.31	0.37	1.72	3.05	0.87
	________	________	________	__________	__________	________
Weighted average number of shares outstanding	126,608,152	127,221,219	127,221,219	126,608,152	127,221,219	127,221,219

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows
	For the three-month periods ended December 31,			For the twelve-month periods ended December 31,
	___________________________________			___________________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	134,167	136,528	38,842	517,974	571,339	162,543
Collection of dividends	-	77,663	22,095	15,238	77,663	22,095
Collection of royalties	14,465	28,962	8,240	53,116	75,291	21,420
Collection of interest	2,286	238	68	9,098	8,638	2,457
Payment to suppliers and third parties	(41,841)	(56,138)	(15,971)	(271,217)	(253,828)	(72,213)
Payment to employees	(22,509)	(23,904)	(6,801)	(89,472)	(95,374)	(27,133)
Payment for exploration activities	(29,482)	(40,005)	(11,381)	(94,361)	(92,163)	(26,220)
Payment of interest	(3,730)	(2,105)	(599)	(14,842)	(13,511)	(3,844)
Payment of royalties	(1,926)	(3,133)	(891)	(12,669)	(12,465)	(3,546)
Payment of income tax	(7,333)	(12,962)	(3,688)	(20,816)	(28,853)	(8,209)
	________	________	________	_________	________	________
Net cash provided by operating activities	44,097	105,144	29,914	92,049	236,737	67,350
	________	________	________	_________	________	________
Investing activities
Development expenditures	(9,398)	(3,999)	(1,138)	(40,677)	(34,131)	(9,710)
Purchase of investments, net	(553)	2,311	657	(6,349)	(11,147)	(3,171)
Purchase of property, plant and equipment	(16,815)	(20,092)	(5,716)	(110,255)	(62,158)	(17,684)
Proceeds from sale of assets and transfer of contractual rights	12,874	-	-	12,874	-	-
Proceeds from sale of property, plant and equipment	542	942	268	541	942	268
	________	________	________	_________	________	________
Net cash used in investing activities	(13,350)	(20,838)	(5,929)	(143,866)	(106,494)	(30,297)
	________	________	________	_________	________	________

Net cash provided by (used in) financing activities	(28,659)	(90,529)	(25,755)	114,911	(124,690)	(35,474)
	________	________	________	_________	________	________
Net increase (decrease) in cash during the year	2,088	(6,223)	(1,770)	63,094	5,553	1,580
Gain (loss) from exposure to inflation of cash and cash equivalents	390	(501)	(143)	292	(1,300)	(370)
Cash at beginning of year	82,923	96,378	27,419	22,015	85,401	24,296
	________	________	________	_________	________	________
Cash at year-end	85,401	89,654	25,506	85,401	89,654	25,506
	________	________	________	_________	________	________

	For the three-month periods ended December 31,			For the twelve-month periods ended December 31,
	___________________________________			___________________________________
	2001	2002	2002	2001	2002	2002
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	47,044	166,806	47,455	217,208	388,526	110,534

Add (deduct)
Share in affiliated companies, net of dividends received	(66,491)	(89,345)	(25,418)	(184,938)	(253,150)	(72,020)
Depreciation	17,302	11,392	3,241	39,309	40,449	11,507
Minority interest	(4,406)	11,005	3,131	(3,972)	23,796	6,770
Amortization of mining concessions	10,288	2,903	826	14,949	16,300	4,637
Amortization of development costs in operative mining sites	(475)	3,182	905	11,531	16,008	4,554
Net cost of retired property, plant and equipment	(1,499)	5,318	1,513	1,972	7,946	2,260
Loss on sale of subsidiary's share	-	-	-	-	6,607	1,880
Deferred income tax and workers' profit sharing	4,818	(9)	(3)	4,818	3,320	945
Loss (gain) from exposure to inflation	1,771	(2,978)	(847)	(1,628)	3,095	881
Assets impairment loss and write-off	23,351	1,527	435	23,351	1,527	434
Loss on sale of investments	-	1,321	376	-	1,321	376
Write-off of development costs	1,228	-	-	1,228	-	-
Allowance for doubtful accounts receivable	998	308	88	998	308	88
Loss on sale of property, plant and equipment	116	(5,114)	(1,455)	116	(839)	(239)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	3,820	(5,054)	(1,438)	35,679	(27,186)	(7,734)
Inventories	6,382	(305)	(87)	7,587	790	225
Prepaid taxes and expenses	(1,389)	3,053	869	(17,042)	1,536	437
Increase of operating liabilities -
Trade and other accounts payable	1,239	1,134	323	(59,117)	6,383	1,815
	________	________	________	________	________	________

Net cash provided by operating activities	44,097	105,144	29,914	92,049	236,737	67,350
	________	________	________	________	________	________
Transactions that did not affect the cash flow
Dividend payment with Sociedad Minera El Brocal S.A. join stocks	-	2,612	743	-	2,612	743

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 28, 2003